As filed with the Securities and Exchange Commission on October 29, 1999
                                                   Registration No. 333-
==============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933


                         INDIVIDUAL INVESTOR GROUP, INC.
             (Exact Name of Registrant as Specified in its Charter)


         Delaware                                  13-3487784
-----------------------------         -----------------------------------------
 (State of Incorporation)              (I.R.S. Employer Identification Number)

                          125 Broad Street, 14th Floor
                               New York, NY 10004
                                 (212) 742-2277
          (Address and telephone number of principal executive offices)

                               -------------------

                 Jonathan L. Steinberg, Chief Executive Officer
                          125 Broad Street, 14th Floor
                               New York, NY 10004
                                 (212) 742-2277
            (Name, address and telephone number of agent for service)

                              -------------------

                                   Copies to:

                              Peter M. Ziemba, Esq.
                            Graubard Mollen & Miller
                                600 Third Avenue
                            New York, New York 10016
                                 (212) 818-8800
                           (212) 818-8881 - Facsimile

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
                             _____________________

         If this form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
                             ______________________

         If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box.   |_|
                             ______________________

                         Calculation of Registration Fee


                                     Proposed
                                     Maximum       Proposed           Amount
                         Amount to   Offering       Maximum             of
Title of Shares to be        be      Price Per      Aggregate       Registration
    Registered           Registered   Share       Offering Price        Fee
--------------------     ----------  ---------    --------------    -----------
Common Stock, $.01       2,149,434   $2.640625(1)  $5,675,849.16    $1,577.89
par value

Common Stock, $.01         300,000   $2.640625       $792,187.50      $220.23
par value, underlying
Common Stock
Purchase Warrants(2)

Common Stock, $.01         943,396   $2.640625     $2,491,155.06      $692.54
par value, underlying
Series A Preferred
Stock(2)                                                            __________

         TOTAL FEE . . . . . . . . . . . . . . . . . . . . . . . .  $2,490.66
                                                                    ==========

(1) Based upon the market price of the Common Stock, as reported by The Nasdaq Stock Market, Inc., on October 25, 1999, in accordance with Rule 457(c) of the Securities Act of 1933.

(2) Pursuant to Rule 416, there are also being registered additional shares of Common Stock as may become issuable pursuant to the antidilution provisions in the Common Stock Purchase Warrants and the Series A Preferred Stock.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

         The information in this prospectus is incomplete and may be changed. None of the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale of these securities is not permitted.

                    Subject to Completion, October 29, 1999.


Prospectus

                         INDIVIDUAL INVESTOR GROUP, INC.

                        3,392,830 Shares of Common Stock

         This prospectus relates to up to 3,392,830 shares of common stock of Individual Investor Group, Inc. that may be offered for resale for the account of the selling stockholders set forth in this prospectus under the heading "Selling Stockholders" beginning on page 16.

         Our common stock is traded on the Nasdaq National Market under the symbol INDI. On October 25, 1999, the last reported sale price of our common stock was $2.5625.

         Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 4.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


              The date of this prospectus is _______ __, 1999.

         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.


                                Table of Contents
                                                                       Page
                                                                       -----
Business Summary........................................................3

Risk Factors............................................................4

Use of Proceeds........................................................16

Selling Stockholders...................................................16

Plan of Distribution...................................................18

Legal Matters..........................................................19

Experts  ..............................................................19

Where You Can Find More Information....................................19


                              ____________________

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                                Business Summary


         We are a company engaged primarily in providing financial information services, including research and analysis of investment information, to individuals and investment professionals. We provide this information through print publications and online services.

         We print and market three publications: Individual Investor magazine, Ticker(sm) magazine, and Individual Investor's Special Situations Report. Individual Investor magazine, a consumer-oriented monthly investment magazine, offers commentary and opinion on investment ideas regarding public companies and mutual funds believed to have higher earning potential than those of the general market. Individual Investor magazine is distributed through subscriptions and newsstands and has a circulation of approximately 500,000. Ticker(sm) magazine is a monthly trade publication distributed without charge to a controlled circulation of financial brokers, planners and advisers. Ticker(sm) has a circulation of approximately 100,000. Individual Investor's Special Situations Report is a subscription only, monthly newsletter with each issue featuring one new stock investment recommendation, including a detailed research report discussing the featured company's operating history, future plans and specific financial projections.

         Our online services include IndividualInvestor.com and InsiderTrader.com (www.insidertrader.com). IndividualInvestor.com provides users with continuously updated research, message boards, portfolio tracking, analytical tools, news and financial information. InsiderTrader.com distributes "insider" data filed with the Securities and Exchange Commission, and provides proprietary research based on the data.

         We also developed the INDI SmallCap 500(tm) index of small-cap stocks, which is listed on the American Stock Exchange under the ticker symbol NDI.

         Individual Investor Group was incorporated under the laws of the State of Delaware on September 19, 1985. Our principal executive offices are located at 125 Broad Street, 14th Floor, New York, New York 10004 and our telephone number is (212) 742-2277.


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



                                  Risk Factors


         You should carefully consider these risks, as well as those described in our most recent Form 10-K, Form 10-Q and Form 8-K filings, before making an investment decision. The risks described below are not the only risks we face. Additional risks may also impair our business operations. If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected. If that happens, the trading price of our common stock could decline, and you may lose all or part of your investment. In the risk factors below, when we use the word "web," we are referring to the portion of the Internet commonly referred to as the "world wide web."

We have a history of losses and we anticipate that our losses will continue in the future. As of June 30, 1999, we had an accumulated deficit of $25.5 million. In the past ten years, the only calendar year during which we were profitable was 1995. We expect to continue to incur net losses in 1999 and in subsequent fiscal periods. We expect to continue to incur significant operating expenses and, as a result, will need to generate significant revenues to achieve profitability, which may not occur. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future.

We will need to raise additional capital in the future. Based on our current business plan, we believe that our working capital and investments will be sufficient to fund our operations and capital requirements at least through the second quarter of fiscal 2000. Because we expect to incur continuing net losses, we expect that we will need to raise additional capital from time to time in the future. The availability of financing and the cost to us of financing will depend on the many factors existing at the time we seek funding. These factors may include our sources and amounts of revenues, our business development and prospects and the state of the financial markets generally. It is possible that additional financing may not be available to us, or, if available, the terms upon which it may be obtained may be unfavorable to us and may result in dilution of an investor's equity investment in us. Our failure to obtain additional financing on favorable terms, or at all, would have a substantial adverse effect on our future ability to conduct operations.

Our online services business has a limited operating history. We commenced our online services operations in May 1997. Accordingly, we have only a limited operating history upon which you can evaluate this business segment and its prospects. An investor in our common stock must consider the risks, expenses and difficulties frequently encountered by early stage businesses in new and rapidly evolving markets, including web-based financial news and information companies.

Our quarterly financial results are subject to significant fluctuations. Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. For example, in our print publications business, our revenues tend to reflect seasonal patterns, with certain calendar quarters tending to be stronger than others. Similar seasonal patterns may develop in the online services business as well.

         We believe that quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance, nor would our operating results for any particular quarter be indicative of future operating results. In some future quarters, our operating results may be below the expectations of public market analysts and investors. If that happens, the price of our common stock may fall, perhaps dramatically.

We face intense competition in both our print publications business and our online services business. An increasing number of financial news and information sources compete for consumers' and advertisers' attention and spending. We expect this competition to continue and to increase. We compete for advertisers, readers, staff and outside contributors with many types of companies. These competitors include:

          -- online services or web sites focused on business, finance and investing, such as CBS MarketWatch.com; The WallStreet Journal Interactive Edition; TheStreet.com; The Motley Fool; Yahoo! Finance; Silicon Investor; Microsoft Investor; SmartMoney.com; Money.com and Multex.com;

          -- publishers and distributors of traditional print media, such as The Wall Street Journal; Barron's; Investors Business Daily; Business Week; Fortune; Forbes; Money; Kiplinger's; Smart Money; Worth; Registered Representative; Institutional Investor; Research and On Wall Street;

          -- publishers and distributors of radio and television programs focused on business, finance and investing, such as Bloomberg Business Radio and CNBC;

          -- web "portal" companies, such as Yahoo!; Excite; Lycos; Snap!; Go Network; and America Online; and

          -- online brokerage firms, many of which provide financial and investment news and information, such as Charles Schwab and E*TRADE.

         Our ability to compete depends on many factors, including the originality, timeliness, comprehensiveness and trustworthiness of our content and that of our competitors, the ease of use of services developed either by us or our competitors and the effectiveness of our sales and marketing efforts.

         Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. This may allow them to devote greater resources than we can to the development and promotion of their services and products. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies to attract advertisers and make more attractive offers to existing and potential employees, outside contributors, strategic partners and advertisers. Our competitors may develop content that is equal or superior to ours or that achieves greater market acceptance than ours. It is also possible that new competitors may emerge and rapidly acquire significant market share. We may not be able to compete successfully for advertisers, readers, staff or outside contributors. Increased competition could result in price reductions, reduced margins or loss of our market share. Any of these could materially adversely affect our business, results of operations and financial condition.

Because our editorial content is focused on the financial markets, a prolonged "bear market" may cause our businesses to suffer. Our editorial content is highly focused on the financial markets. If the markets suffer a prolonged downturn or "bear market," it is possible that our businesses might suffer materially for two reasons. First, during a bear market, people may become less interested in buying and selling securities, and thus less interested in our research and analysis of securities. Less people might be interested in subscribing to our print publications, and less people might be interested in using our online services. Second, advertisers, particularly the financial services advertisers that are our most important source of advertising revenue, might decide to reduce their advertising budgets. Either of these developments could cause our operations to suffer materially.

Because our editorial content is focused on research and analysis of specific stocks, our businesses could suffer if our recommendations are poor. Our editorial content is focused on research and analysis of specific stocks. We frequently state that a particular company's stock is undervalued or overvalued at the current prices. We believe that our research and analysis is of a high quality, and we are proud to take a stand and to be held accountable for our opinions. We believe our readers appreciate this editorial courage and find it to be of greater value than stories on such topics as "the best cities in which to live" and the like. Because we give these specific opinions, the wisdom of our conclusions can be measured: did the stocks we said were undervalued go up, and did the stocks we said were overvalued go down. If our opinions turn out to be incorrect - and some of our opinions certainly will be - people may become less interested in learning these opinions. They may be less interested in subscribing to our print publications and less interested in using our online services. If interest in our opinions declines, our operations could suffer materially.

Our company may not be able to attract and retain qualified employees for our print publications business. Many of our competitors in the print publications business are larger than us and have a number of print titles. We only have two magazines and one newsletter. There is a general perception in the employment market that larger publishers are more prestigious or offer more varied career opportunities. Although we believe our company offers an attractive work environment and employment opportunity in our print publications business, including offering our employees greater responsibility and the ability to have a more meaningful impact on the product than would be the case at a magazine with a larger staff, we may be perceived by many people as a less attractive employer than a larger publisher. If we are unable to attract and retain qualified employees for our print publications business, that business could suffer materially.

Our company may not be able to attract and retain qualified employees for our online service business. There is a general perception in the employment market

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




for online employees that pure Internet companies offer a more attractive work environment for a youthful workforce. This is based on the belief that the Internet is a new and growing industry that offers a great future. In addition, many employees in the Internet industry seek and often receive significant portions of their compensation through stock options. The stock prices of many pure Internet companies have increased dramatically during the past year or so. Although we believe our company offers an attractive work environment and employment opportunity in our online services business, we may be perceived by many people as a less attractive employer than a pure Internet company. If we are unable to attract and retain qualified employees for our online services business, that business could suffer materially.

We depend on our editorial staff and outside contributors. Our success depends substantially upon the efforts of our editorial staff and outside contributors to produce original, timely, comprehensive and trustworthy content. Our writers are not bound by employment agreements. Competition for financial journalists is intense, and we may not be able to retain existing or attract additional qualified writers in the future. If we lose the services of a large portion of our editorial staff and outside contributors or are unable to attract additional writers with appropriate qualifications, our business, results of operations and financial condition could be materially adversely affected.

We depend on key management personnel. Our future success depends upon the continued service of key management personnel. The loss of one or more of our key management personnel could materially adversely affect our business, results of operations and financial condition. Moreover, the costs that may arise in connection with executive departures and replacements can be significant, as they were during 1998.

We depend on certain advertisers and on independent advertising agents, to generate revenue. In 1998, and continuing through the second quarter of 1999, the majority of our print publications advertising revenue came from financial services companies, followed by consumer advertisers and others. We were not dependent upon any particular advertiser for our print publications revenues. During the second quarter of 1999, approximately sixty percent of the online services advertising revenue came from four brokerage firms offering online trading. We expect that the majority of advertising revenues derived from our online services operations will come from online brokerage firms. In the event that online brokerage firms choose to scale back on their advertising (on the Internet in general or on our web sites in particular), our online services business, results of operations and financial condition could be materially adversely affected.

         If we do not continue to increase our revenue from financial services advertisers or attract advertisers from non-financial industries, our business, results of operations and financial condition could be materially adversely affected. With respect to our online services in particular, advertising rates are frequently measured on a "cost per thousand" clicks, or "CPM," basis. CPM rates have fluctuated in the past and we expect CPM rates to continue to fluctuate. CPM rates may experience industry-wide declines in the future, as the supply of desirable online advertising space may be increasing at a rate greater than the demand for that space by advertisers. We believe that we charge advertising rates that are among the highest of financial web sites. However, we cannot guarantee that we will be able to command premium rates in the future.


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


Moreover, a number of advertisers that have been a source of a material portion of our online services advertising revenues are purchasing advertising on a "cost-per-action" basis, in which we are paid only when a user of our online services takes the relevant action. The number of such completed actions is usually a very small percent of the number of advertising impressions shown on our web site. It is more difficult to accurately predict revenue that will be received from cost-per-action ads than from CPM ads. An increased shift of our important advertisers to cost-per-action ads could have a material adverse effect on our online services advertising revenues.

         In selling print advertising, we depend both on our internal advertising sales department and on outside sales representatives to maintain and increase our advertising sales. In selling online advertising, we depend primarily upon our internal advertising sales department and an outside sales agent. The success of our advertising sales efforts is subject to a number of risks, including the competition we face from other companies in hiring and retaining sales personnel and effective outside sales representatives, and the length of time it takes new sales personnel to become productive. Our business, results of operations and financial condition could be materially adversely affected if we do not maintain an effective advertising sales department.

Additional risks associated with online advertising. No standards have been widely accepted to measure the effectiveness of web advertising. If standards do not develop, existing advertisers may not continue or increase their levels of web advertising. If standards develop and we are unable to meet those standards, advertisers may not continue advertising on our site. Furthermore, advertisers that have traditionally relied upon other advertising media may be reluctant to advertise on the web. If advertisers perceive the Internet or our web site to be a limited or an ineffective advertising medium, they may be reluctant to devote a portion of their advertising budget to Internet advertising or to advertising on our web site. Our business, results of operations and financial condition could be materially adversely affected if the market for web advertising declines or develops more slowly than expected.

         Different pricing models are used to sell advertising on the web. It is difficult to predict which, if any, will emerge as the industry standard. This uncertainty makes it difficult to project our future advertising rates and revenues. We cannot assure you that we will be successful under alternative pricing models that may emerge. Moreover, "filter" software programs that limit or prevent advertising from being delivered to a web user's computer are available. Widespread adoption of this software could materially adversely affect the commercial viability of web advertising, which could materially adversely affect our advertising revenues. Risks associated with our list rental revenue. The ability to earn revenue from list rental depends in large degree upon three factors: first, the number of subscribers on the list; second, the demographic characteristics of the subscribers on the list (such as age, income and wealth); and third, the degree to which previous rentals of the list have produced favorable results for the renter. This last factor is affected by the manner in which the subscribers have been added. For example, new subscribers from direct-to-publisher sources (such as direct mail and insert cards in the



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


magazine) typically are more valuable than subscribers obtained from subscription agencies by means of reduced introductory rates or the use of airline frequent flyer miles.

         We use an independent party, Rickard List Marketing, to promote the rental of our subscriber lists. The revenue we earn from list rentals thus also depends in part upon the efforts our agent makes.

We depend on independent parties to publish our print publications. We depend upon an independent party, Quebecor, to print our print publications and to deliver the printed copies to the United States Post Office for mailing to our subscribers. If our printer's business is disrupted for any reason, such as fire or other natural disaster, labor strife, supply shortages, or machinery problems, we might not be able to distribute our publications in a timely manner. Since magazines typically are printed only shortly before the time they are to be mailed to subscribers, any disruption at our printer could prevent our magazines from being distributed in a timely manner. If we don't distribute our magazines on time, our subscribers may become dissatisfied and cancel their subscriptions. If a disruption at our printer delays our ability to distribute Individual Investor magazine to newsstands, we may lose newsstand sales. In the event of a disruption, our insurance may not cover all of our losses. Any of these developments may cause our operating results to suffer materially.

We depend on independent parties to distribute Individual Investor magazine to newsstands. We depend upon independent parties (the largest of which is International Circulation Distributors, a subsidiary of The Hearst Corporation) to distribute Individual Investor magazine to newsstands. If the business of our distributors is disrupted for any reason, such as labor strife or natural disaster, we might not be able to distribute Individual Investor magazine to newsstands in a timely manner. Since our distributors typically pickup Individual Investor magazine for newsstand distribution only shortly before the time the magazine is to be delivered, any disruption at our distributors could prevent the magazine from being distributed to newsstands in a timely manner. If a disruption at our distributors delays our ability to deliver Individual Investor magazine to newsstands, we may lose newsstand sales. Any of these developments may cause our operating results to suffer materially.

We depend on independent parties to obtain the majority of the subscribers to Individual Investor magazine. We depend upon independent parties to obtain the majority of the subscribers to Individual Investor magazine. These agencies include American Family Publishers, Publishers Clearing House and NewSub services. These agencies obtain subscribers primarily through use of direct mail campaigns. If the positive response to the promotion of Individual Investor magazine by these agencies is not great enough, or if the agencies believe that we may fail to fulfill a subscription, they may stop promoting our magazine. This could cause our subscriber base to shrink, which would lower our subscription revenue and reduce our advertising rate base, which would lead to lower advertising revenue. Also, many publications compete for services of subscription agencies, and one or more of these subscription agencies may choose not to continue to market Individual Investor in order to better serve one of our competitors. Any of those developments could cause our operating results to suffer materially.

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


We may incorrectly forecast our success in obtaining and renewing subscriptions. We attempt to accurately forecast the number of subscribers to our print publications. We run the risk that our forecasts will be incorrect, either too high or too low. Our forecast could be too high if the number of new subscribers that we obtain is less than the amount we projected. Our forecast also could be too high if we get less renewal orders from existing subscribers. If our subscriber base is less than our projections, we will earn less subscription revenue and our advertising rate base will be lower, which would lead to lower advertising revenue. This could cause our operating results to suffer materially.

         Our forecast could be too low if we obtain more new subscribers than projected, or if we receive more renewal orders than projected from existing subscribers. If our subscriber base is higher than we projected, we would earn more subscription revenue than projected, but have higher than expected production and distribution costs. We might not be able to increase our advertising rate base immediately. This could lead to our operating results being worse than projected.

We depend on independent parties to manage our subscriber files. We depend upon an independent party to manage our subscriber files. This party receives subscription orders and payments for our print publications, sends renewal and invoice notices to subscribers and generates subscribers' labels and circulation reports for us. If the business of this party is disrupted, we may become unable to process subscription requests, or send out renewal notices or invoices, or deliver our print publications. If this were to happen, our insurance might not cover all of our losses. Any of those developments could cause our operating results to suffer materially.

We need to manage our growth. Although our print publications business has not experienced rapid growth in the recent past, our online services, which commenced in May 1997, have experienced rapid growth. This growth has placed a strain on our managerial, operational and financial resources. We expect this strain to increase with anticipated future growth in both print publications and online services. To manage our growth, we must continue to implement and improve our managerial controls and procedures and our operational and financial systems. In addition, our future success will depend on our ability to expand, train and manage our workforce, in particular our editorial, advertising sales and business development staff. We cannot assure you that we have made adequate allowances for the costs and risks associated with this expansion, that our systems, procedures or controls will be adequate to support our operations, or that our management will be able to successfully offer and expand our services. If we are unable to manage our growth effectively, our business, results of operations and financial condition could be materially adversely affected.

We need to establish and maintain relationships with other web sites to promote the growth of our online services business. For us to maintain and increase the traffic to our web sites, it is important for us to establish and maintain content distribution relationships with highly- trafficked web sites operated by other companies. There is intense competition for relationships with these sites. Although we have not paid any material sum with respect to our relationships to date, it is possible that, in the future, we might be required to pay fees in order to establish or maintain relationships with these sites. It also is possible, however, that we may be able to charge fees in connection with these relationships in the future. Additionally, many of these sites compete

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with our web sites as providers of financial information, and these sites may become less willing to establish or maintain strategic relationships with us in the future. We may be unable to enter into relationships with these sites on commercially reasonable terms or at all. Even if we enter into such relationships, they may not attract significant numbers of viewers to our web sites.

Increased traffic to our web sites may strain our systems and impair our online services business. On occasion, we have experienced significant spikes in traffic on our web site. In addition, the number of users of our online services has increased over time and we are seeking to increase our user base further. Accordingly, our web site must accommodate a high volume of traffic, often at unexpected times. Our web site has in the past, and may in the future, experience slower response times than usual or other problems for a variety of reasons. These occurrences could cause our readers to perceive our web site as not functioning properly and, therefore, cause them to use other methods to obtain their financial news and information. In such a case, our business, results of operations and financial condition could be materially adversely affected.

We face a risk of system failure for our online services business. Our ability to provide timely information and continuous news updates depends on the efficient and uninterrupted operation of our computer and communications hardware and software systems. Similarly, our ability to track, measure and report the delivery of advertisements on our site depends largely on the efficient and uninterrupted operation of a third-party system maintained by DoubleClick. These systems and operations are vulnerable to damage or interruption from human error, natural disasters, telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. We do not have a formal disaster recovery plan for the event of such damage or interruption. Any system failure that causes an interruption in our service or a decrease in responsiveness of our web site could result in reduced traffic, reduced revenue and harm to our reputation, brand and our relations with our advertisers. Our insurance policies may not adequately compensate us for any losses that we may incur because of any failures in our system or interruptions in our delivery of content. Our business, results of operations and financial condition could be materially adversely affected by any event, damage or failure that interrupts or delays our operations.

We may not successfully develop new and enhanced services and features for our online services to the satisfaction of our customers. We intend to introduce additional and enhanced services in order to retain the current users of our online services and to attract new users. If we introduce a service that is not favorably received or fail to introduce certain new or enhanced services, our current users may choose a competitive service over ours. We may also experience difficulties that could delay or prevent us from introducing new services. Furthermore, the new services we may introduce could contain errors that are discovered after the services are introduced. If that happens, we may need to significantly modify the design or implementation of the services on our web sites to correct these errors. Our business, results of operations and financial condition could be materially adversely affected if we experience difficulties in introducing new services or if these new services are not accepted by our users.

We depend on the continued growth in use and efficient operation of the web. The web- based information market is new and rapidly evolving. Our business would be materially adversely affected if web usage does not continue to grow or grows slowly. Web usage may be inhibited for a number of reasons, such as:

      --   inadequate network infrastructure;

      --   security concerns;

      --   inconsistent quality of service; and

      --   unavailability of cost-effective, high-speed access to the Internet.

         The users of our online services depend on Internet service providers, online service providers and other web site operators for access to our web site. Many of these services have experienced significant service outages in the past and could experience service outages, delays and other difficulties due to system failures unrelated to our systems. These occurrences could cause our readers to perceive the web in general or our web site in particular as an unreliable medium and, therefore, cause them to use other media to obtain their financial news and information. We also depend on certain information providers to deliver information and data feeds to us on a timely basis. Our web site could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information, which could have a material adverse effect on our business, results of operations and financial condition.

Government regulation and legal uncertainties relating to the web. Certain existing laws or regulations specifically regulate communications or commerce on the web. Further, laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation and the characteristics and quality of online products and services are under consideration by federal, state, local and foreign governments and agencies. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online services providers in a manner similar to the regulation of long distance telephone carriers and to impose access fees on such companies. That regulation, if imposed, could increase the cost of transmitting data over the web. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel, obscenity and personal privacy are applicable to the web. The Federal Trade Commission and government agencies in certain states have been investigating certain Internet companies regarding their use of personal information. We could incur additional expenses if any new regulations regarding the use of personal information are introduced or if these agencies chose to investigate our privacy practices. Any new laws or regulations relating to the web, or certain applications or interpretations of existing laws, could decrease the growth in the use of the web, decrease the demand for our web site or otherwise materially adversely affect our business.

Web security concerns could hinder Internet commerce. Concern about the transmission of confidential information over the Internet has been a significant barrier to electronic commerce and communications over the web. Any well-publicized compromise of security could deter people from using the web or from using it to conduct transactions that involve the transmission of confidential information, such as signing up for a paid subscription, executing stock trades or purchasing goods or services. Because many of our advertisers seek to advertise on our web site to encourage people to use the web to purchase goods or services, our business, results of operations and financial condition could be materially adversely affected if Internet users significantly reduce their use of the web because of security concerns. We may also incur significant costs to protect ourselves against the threat of security breaches or to alleviate problems caused by such breaches.

Our efforts to build positive brand recognition may not be successful. We believe that maintaining and growing awareness about our brands (including Individual Investor, IndividualInvestor.com, Ticker, Magic 25 and the INDI SmallCap 500) is an important aspect of our efforts to continue to attract subscribers and readers. The importance of positive brand recognition will increase in the future because of the growing number of providers of financial information. We cannot assure you that our efforts to build positive brand recognition will be successful.

         In order to build positive brand recognition, it is very important that we maintain our reputation as a trustworthy source of investment ideas, research, analysis and news. The occurrence of certain events, including our misreporting a news story or the non-disclosure of a financial interest by one or more of our employees in a security that we write about, could harm our reputation for trustworthiness. These events could result in a significant reduction in the number of our readers, which could materially adversely affect our business, results of operations and financial condition.

Control of the Company by Principal Stockholders. At the present time, Jonathan Steinberg, Wise Partners, L.P. (a partnership controlled by Jonathan Steinberg), Saul Steinberg (who is Jonathan's father) and Reliance Financial Services Corporation (a substantial portion of the common stock of Reliance Financial Services Corporation's parent, Reliance Group Holdings, Inc., is beneficially owned by Saul Steinberg, members of his family and affiliated trust), beneficially own approximately 42.4% of the outstanding shares of common stock of our company. As a result of their ownership of common stock, they will be able to significantly influence all matters requiring approval by our stockholders, including the election of our directors. Because it would be very difficult for another company to acquire our company without the approval of the Steinbergs, other companies might not view our company as an attractive takeover candidate. Our stockholders therefore may have less of a chance to benefit from any possible takeover of our company, than they would if the Steinbergs did not have as much influence.

We rely on our intellectual property. To protect our rights to our intellectual property, we rely on a combination of trademark and copyright law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, clients, strategic partners and others. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. We have registered certain of our trademarks in the United States and we have pending U.S. applications for other trademarks. Effective trademark, copyright and trade secret protection may not be available in every country in which we offer or intend to offer our services.

         We are somewhat dependent upon the use of certain trademarks in our operation, including the marks Individual Investor, IndividualInvestor.com, Ticker, Magic 25 and the INDI SmallCap 500. We have a perpetual license for use of the trademark Individual Investor. To perfect our interests in the mark, however, we filed suit in 1997 against the licensor and a third party whom we believed was infringing the mark. The litigation was resolved favorably to us, with an agreement by the third party not to further infringe the mark. We commenced negotiations with the licensor to obtain assignment of the mark, but did not reach an agreement. Although we will continuously monitor and may seek enforcement against any perceived infringement of the mark, we cannot assure you that our efforts will be successful.

         Additionally, we are somewhat dependent upon the ability to protect our proprietary content through the laws of copyright, unfair competition and other law. We cannot assure you, however, that the laws will give us meaningful protection.

We may be liable for information published in our print publications or on our online services. We may be subject to claims for defamation, libel, copyright or trademark infringement or based on other theories relating to the information we publish in our print publications or through our online services. We could also be subject to claims based upon the content that is accessible from our web site through links to other web sites. Our insurance may not adequately protect us against these claims.

Year 2000 risks. We have evaluated the potential impact of the situation commonly referred to as the "Year 2000 Issue". The Year 2000 Issue concerns the inability of information systems, whether due to computer hardware or software, to properly recognize and process date sensitive information relating to the year 2000 and beyond. To attempt to ensure that our computer systems will not be disrupted by the Year 2000 Issue, we developed a plan to assess, and to fix where necessary, any Year 2000 Issue with respect to our computer systems. We have identified the fixes that should be made to our computer systems in light of the Year 2000 Issue, have completed most of our repair efforts, and currently expect to complete our repair efforts and test our systems before December 1999.

         We currently believe that total direct costs associated with making our systems "Year 2000 Ready" (that is, not disrupted by the Year 2000 Issue) should not exceed $30,000. We do not believe that the diversion of employee resources required to address the Year 2000 Issue will have a material effect on our operating results or financial condition. We do not currently have in place a contingency plan of action in the event that we are not able to make our computer systems Year 2000 Ready, but will consider on an ongoing basis whether such a contingency plan should be developed.

         The dates on which we believe we will complete our Year 2000 plan, and the costs associated with the efforts, are based on our current best estimates. However, we cannot guarantee that these estimates will be achieved, or that there will not be a delay in, or increased costs associated with, making our systems Year 2000 Ready. Specific factors that might cause differences between the estimates and actual results include the following: the availability and cost of personnel trained in these areas; the ability to locate and correct all relevant computer code and hardware devices (such as microcontrollers); timely responses to and corrections by third-parties and suppliers; the ability to implement interfaces between the new systems and the systems not being replaced; and similar uncertainties. Due to the general uncertainty inherent in the Year 2000 Issue, resulting in part from the uncertainty of the Year 2000 readiness of third parties and the interconnection of global businesses, we cannot guarantee that will be able to resolve, in a timely or cost-effective fashion, any problems associated with the Year 2000 Issue. If we fail to resolve, in a timely and cost-effective fashion, any problems associated with the Year 2000 Issue, our operations and business could be materially adversely affected. If that happens, we also could incur liabilities to third parties.

         We also face risks and uncertainties to the extent that the independent suppliers of products, services and systems on which we rely do not have business systems or products that are Year 2000 Ready. We have communicated with significant suppliers and customers to determine the extent to which our systems and products are vulnerable to those third parties' failure to fix their own systems' Year 2000 Issues. The systems or products of other companies on which we rely might not be made Year 2000 Ready in time to prevent disruption. If the systems of any of those third parties are disrupted, our operations and business could be materially adversely affected. We are in the process of identifying what actions may be needed to reduce our vulnerability to problems related to the companies with which we interact, but we do not currently have in place a contingency plan of action in the event that the failure by one or more third parties to make their computer systems Year 2000 Ready causes us to suffer material adverse effects. We will consider on an ongoing basis whether such a contingency plan should be developed.

                                 Use of Proceeds

         We will not receive any proceeds from the sale of the shares by the selling stockholders. However, we will receive $646,875 from the exercise by certain selling stockholders of their warrants if they are all exercised. If received, these proceeds will be used for working capital.


                              Selling Stockholders

         The following table provides certain information with respect to the selling stockholders' beneficial ownership of our common stock as of October 27, 1999, and as adjusted to give effect to the sale of all of the shares offered hereby. See "Plan of Distribution." Except as otherwise indicated, the number of shares reflected in the table has been determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Under this rule, each selling stockholder is deemed to own beneficially the number of shares issuable upon exercise of warrants or options it holds that are exercisable within 60 days from the date of this prospectus. For purposes of presentation, it is assumed that the selling stockholders will exercise all of the warrants or options and then resell all of the shares received as a consequence of such exercise. Unless otherwise indicated, each of the selling stockholders possesses sole voting and investment power with respect to the securities shown.


                               Shares Beneficially       Shares Beneficially
                                     Owned                    Owned
                                 Before Offering           After Offering
                             ---------------------     ---------------------
                                                 Number
                           Number                  of
                             of          Per-    Shares     Number    Per-
Name                       Shares      centage  Offered    of Shares  centage
----                      -----------  -------  ---------  ---------  -------
Wise Partners, L.P. (1)    1,781,133     17.2%  1,781,133     -0-      -0-

Telescan, Inc.             1,147,431     11.2%    368,301   779,130    7.6%

Great American Life          471,698      4.4%    471,698     -0-      -0-
Insurance Company

Great American               471,698      4.4%    471,698     -0-      -0-
Insurance Company

GKN Securities Corp.         262,500      2.5%    262,500     -0-      -0-

David Nussbaum                13,000       *       13,000     -0-      -0-

                               Shares Beneficially       Shares Beneficially
                                     Owned                    Owned
                                 Before Offering           After Offering
                             ---------------------     ---------------------
                                                 Number
                           Number                  of
                             of          Per-    Shares     Number    Per-
Name                       Shares      centage  Offered    of Shares  centage
----                      -----------  -------  ---------  ---------  -------
Kevin Neumark              9,000          *      9,000       -0-        -0-

Barry King                 5,000          *      5,000       -0-        -0-

Steven Levine              4,000          *      4,000       -0-        -0-

Robert Gladstone           4,000          *      4,000       -0-        -0-

Scott Naft                 1,500          *      1,500       -0-        -0-

Burton Lefcort             1,000          *      1,000       -0-        -0-

---------------------
*Less than 1 percent

(1) Does not include 1,584,010 shares of common stock (including 680,000 shares issuable upon exercise of option) beneficially owned by Jonathan Steinberg, the general partner of Wise, and 1,288,090 shares of common stock (including 666,666 shares owned by Reliance Financial Services Corporation) beneficially owned by Saul Steinberg, the limited partner of Wise.


         On June 30, 1997, we entered into a Stock Purchase Agreement with Wise Partners, L.P. pursuant to which Wise purchased 31,496 shares of our common stock for $250,000. On December 31, 1997, we entered into a second Stock Purchase Agreement with Wise in which Wise purchased 489,795 shares of our common stock for $3 million. Then, on June 26, 1998, we entered into a third Stock Purchase Agreement with Wise in which Wise purchased 1,259,842 shares of common stock for $5 million. The purchase price for each purchase was the closing ask price of our common stock on the trading day immediately preceeding the date of each agreement. The proceeds of these sales were used for working capital. Wise is a partnership of which the general partner is Jonathan Steinberg, our Chief Executive Officer and a director of the company, and of which the sole limited partner is Saul Steinberg. Jonathan Steinberg and Saul Steinberg, directly and indirectly, beneficially own 42.4% of the outstanding shares of common stock of our company.

         On December 16, 1998, we entered into a two-year Financial Advisory and Investment Banking Agreement with EarlyBirdCapital.com Inc. (formerly known as Southeast Research Partners, Inc.), pursuant to which it provides financial consulting and investment banking advice to us. Under this agreement, we pay EarlyBirdCapital a monthly fee of $5,000 and issued warrants to designees of EarlyBirdCapital to purchase 300,000 shares of common stock until December 16, 2002 at an exercise price of $2.15625. In accordance with EarlyBirdCapital's instructions, these warrants were issued to GKN Securities Corp., David Nussbaum, Kevin Neumark, Barry King, Steven Levine, Robert Gladstone, Burton Lefcort and Scott Naft. GKN Securities Corp. is a "sister" company of EarlyBirdCapital and each of the indviduals is associated with GKN Securities. We are able to terminate this agreement any time after 12 months from the effective date of the agreement as long as we provide EarlyBirdCapital prior written notice. If we terminate the agreement, we may cancel 150,000 of the warrants that have been issued and are currently held by GKN Securities Corp.

         On November 30, 1998, we entered into Stock Purchase Agreements with Great American Insurance Company and Great American Life Insurance Company. Pursuant to these agreements, each of these companies purchased 5,000 shares of our Series A Preferred Stock for $1 million. Under each of these agreements, the 5,000 shares of preferred stock will be convertible commencing December 2, 1999 into 471,698 shares of our common stock based on a conversion price of $2.12, subject to adjustment. The proceeds of these sales of preferred stock were used for working capital.

         On September 29, 1999, in exchange for a three-year license to use several of Telescan, Inc.'s proprietary technology and investment analytic tools on our financial information websites, we issued to Telescan 368,301 shares of our common stock valued at $3.08 per share. On the same date, Telescan also purchased 779,130 shares of our common stock for $3 million in cash, at a price of $3.85 per share. Telescan owns an aggregate of 1,147,431 shares of our common stock.

                              Plan of Distribution

         The shares offered by the selling stockholders may be sold from time to time in transactions in The Nasdaq Stock Market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The selling stockholders may sell their shares directly to purchasers or to or through broker-dealers (including GKN Securities Corp. and EarlyBirdCapital), which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commission from the selling stockholders. None of the selling stockholders have entered into agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. The selling stockholders and any broker-dealer that assist in the sale of the common stock may be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act. The selling stockholders may agree to indemnify any agents, dealers or broker-dealers that participates in transactions involving sales of the common stock against certain liabilities, including liabilities arising under the Securities Act. From time to time, the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of a default, be deemed to be the selling stockholder for purposes hereof.

         We are responsible for all costs, expenses and fees incurred in registering the shares offered hereby. The selling stockholders are responsible for brokerage commissions, if any, attributable to the sale of such securities.


                                  Legal Matters

         The legality of the securities offered hereby has been passed upon by Graubard Mollen & Miller, New York, New York.


                                     Experts

         The financial statements of the Company and its consolidated subsidiaries, except the Company's unconsolidated investment in WisdomTree Associates, L.P., as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Deloitte & Touche LLP as stated in their report which is incorporated herein by reference. The financial statements of WisdomTree Associates, L.P. not presented separately within the Annual Report on Form 10-K have been audited by Ernst & Young LLP, as stated in their report which is incorporated by reference in this prospectus. Such financial statements of the Company and its consolidated subsidiaries are incorporated herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. All of the foregoing firms are independent auditors.


                       Where You Can Find More Information

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

         The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until all of the securities are sold.

          o Annual Report on Forms 10-K and 10-K/A for the year ended December 31, 1998;

          o Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999;

          o Proxy Statement dated May 7, 1999, for its 1999 Annual Meeting of Stockholders;

          o    Current Report on Form 8-K dated June 2, 1999; and

          o The description of our common stock that is contained in our Registration Statement on our Form 8-A filed November 19, 1991, file number 1-10932.

         Potential investors may obtain a copy of any of our SEC filings without charge by written or oral request directed to Individual Investor Group,
Attention: Investor Relations, 125 Broad Street, 14th Floor, New York, New York 10004, (212) 742-2277.

                                     Part II

                     Information Not Required in Prospectus


Item 14. Other Expenses of Issuance and Distribution

         The following is an itemized statement of the estimated amounts of all expenses payable by us in connection with the registration of the common stock, other than underwriting discounts and commissions:


SEC filing fee.................................................... $      2,491
                                                                     -----------
The Nasdaq Stock Market, Inc. fee for listing additional shares....      40,000
                                                                     -----------
Legal fees and expenses............................................      15,000
                                                                     -----------
Accounting fees and expenses.......................................       5,000
                                                                     -----------
Miscellaneous......................................................       5,000
                                                                     -----------
         Total..................................................... $    67,491
                                                                     -----------


Item 15.  Indemnification of Directors and Officers

          Section 145 of the General Corporation Law of the State of Delaware empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon plea of nolo contendere or its equivalent, does not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

         In the case of an action by or in the right of the corporation, Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action in any of the capacities set forth above against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in and not opposed to the best interests of the corporation, except that indemnification is not permitted in respect of any claim, issue, or matter as to which such person is adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper. Section 145 further provides: that a Delaware corporation is required to indemnify a director, officer, employee, or agent against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with any action, suit, or proceeding or in defense of any claim, issue, or matter therein as to which such person has been successful on the merits or otherwise; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of such person's heirs, executors, and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer against any such liability asserted against such person in any such capacity or arising out of such person's status as such whether or not the corporation would have the power to indemnify him against liability under
Section 145. A Delaware corporation may provide indemnification only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct. Such determination is to be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not party to such action, suit, or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders.

         Article VIII of the Amended and Restated Certificate of Incorporation of the Company and Article VIII of the Bylaws of the Company provides for indemnification of directors and officers of the Company to the fullest extent permitted by law, as now in effect or later amended. Article VIII of the Bylaws provides that expenses incurred by an officer of director in defending a civil or criminal action, suit, or proceeding may be paid by the Company in advance of final disposition upon receipt of an undertaking by or on behalf of such person to repay such amount if it ultimately is determined that such person is not entitled to be indemnified by the Company.

         The Company may provide liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Company. The Company currently maintains such liability insurance.

         Article VII of the Company's Amended and Restated Certificate of Incorporation eliminates the personal liability of the directors of the Company to the fullest extent permitted by the provisions of Section 102 of the Delaware General Corporation Law, as the same may be amended and supplemented.

         Additionally, the Company has entered into Indemnification Agreements with certain of its directors and officers whereby the Company has agreed to indemnify, and advance expenses to, each indemnitee to the fullest extent permitted by applicable law. The Indemnification Agreements will continue until and terminate upon the later of (i) ten years after the date that the indemnitee has ceased to serve as a director or officer of the Company or any entity which the indemnitee served at the request of the Company, or (ii) the final termination of all pending proceedings in respect of which the indemnitee is granted rights of indemnification or advancement of expenses or any proceeding commenced by the indemnitee.

Item 16.          Exhibits


                                                  Incorporated
                                                       by
                                                   Reference
Exhibit                                              from     No. in
Number    Description                               Document Document    Page
--------  ------------                             --------- --------   ------
3.1       Amended and Restated Certificate of           A     3.2
          Incorporation of Registrant, as amended
          through June 22, 1999

3.2       By-Laws of Registrant amended through         A     3.3
          April 27, 1999

4.1       Specimen Certificate for Common Stock         B     4.1
          of Registrant

5.1       Opinion of Graubard Mollen & Miller           -       -       Filed
          (including Consent)                                          Herewith

10.1      Form of Warrant dated December 16,            A    10.1
          1998 for GKN Securities Corp.,  David
          Nussbaum, Kevin Neumark, Barry
          King, Stephen Levine, Robert
          Gladstone, Burton Lefcort and Scott
          Naft

10.2      Stock Purchase Agreement dated as of          C    10.1
          November 30, 1998 between Registrant
          and Great American Insurance Company

10.3      Stock Purchase Agreement dated as of          C    10.2
          November 30, 1998 between Registrant
          and Great American Life Insurance
          Company

10.4      Letter dated as of April 28, 1999             A    10.2
          between Registrant, Great American
          Life Insurance Company and Great
          American Insurance Company

10.5      Stock Purchase Agreement dated as of          D    10.3
          June 30, 1997 between Registrant and
          Wise Partners L.P.

10.6      Stock Purchase Agreement dated as of          E    10.6
          December 31, 1997 between Registrant
          and Wise Partners L.P.

                                                  Incorporated
                                                       by
                                                   Reference
Exhibit                                              from     No. in
Number    Description                               Document Document    Page
--------  ------------                             --------- --------   ------
10.7      Stock Purchase Agreement dated as of          E    10.3
          June 26, 1998 between Registrant and
          Wise Partners L.P.

10.8      Stock Purchase Agreement dated as of          -      -        Filed
          September 29, 1999 between Registrant                        Herewith
          and Telescan, Inc.

10.9      Letter Agreement dated as of September        -      -        Filed
          29, 1999 between Registrant and                              Herewith
          Telescan, Inc.

10.10     Stock Purchase Agreement dated May 1,         D    10.1
          1997, for 164,339 shares of the
          Company's Common Stock

10.11     Stock Purchase Agreement dated May 1,         D    10.2
          1997, for 164,339 shares of the
          Company's Common Stock

10.12     Indemnification Agreement, dated              B    10.2
          August 19, 1991, between Registrant
          and Bruce L. Sokoloff

10.13     Indemnification Agreement, dated              B    10.3
          August 19, 1991, between Registrant
          and Jonathan L. Steinberg

10.14     Indemnification Agreement, dated              G    10.3
          October 8, 1998, between Registrant and
          Henry G. Clark

10.15     Indemnification Agreement, dated June         G    10.4
          19, 1996, between Registrant and Peter
          M. Ziemba

10.16     Indemnification Agreement, dated              H    10.5
          September 14, 1998, between Registrant
          and Brette Popper

10.17     Indemnification Agreement, dated              H    10.6
          September 14, 1998, between Registrant
          and Gregory Barton

                                                  Incorporated
                                                       by
                                                   Reference
Exhibit                                              from     No. in
Number    Description                               Document Document    Page
--------  ------------                             --------- --------   ------
10.18     Indemnification Agreement, dated June        I       10.1
          17, 1998, between Registrant and S.
          Christopher Meigher III

10.19     Agreement with Robert Schmidt dated          F       10.1
          May 25, 1998

10.20     Agreement with Scot Rosenblum dated          F       10.2
          June 20, 1998

10.21     Agreement with Michael J. Kaplan             J       10.1
          dated April 1, 1998

10.22     Form of 1991 Stock Option Plan of            B       10.13
          Registrant

10.23     Form of 1993 Stock Option Plan of            K        4.2
          Registrant

10.24     Form of 1996 Performance Equity Plan         L       10.43
          of Registrant

10.25     Form of 1996 Management Incentive            M        4.10
          Plan of Registrant

10.26     Trademark License Agreement dated            N       10.25
          June 19, 1992 between Registrant and
          the American Association of Individual
          Investors, Inc.

10.27     Form of Stock Option Agreement, dated        D       10.4
          May 9, 1997 between Registrant and
          each of Jonathan Steinberg, Robert
          Schmidt, Scot Rosenblum and Michael
          Kaplan

10.28     Agreement dated as of November 19,           G       10.21
          1998 between Registrant and Jonathan
          Steinberg.

                                                  Incorporated
                                                       by
                                                   Reference
Exhibit                                              from     No. in
Number    Description                               Document Document    Page
--------  ------------                             --------- --------   ------
10.29     Stock Option Agreement between                H     10.2
          Registrant and Brette Popper dated
          September 14, 1998

10.30     Stock Option Agreement between                H     10.4
          Registrant and Gregory Barton dated
          September 14, 1998

10.31     Employment Agreement between                  H     10.1
          Registrant and Brette Popper dated
          September 11, 1998

10.32     Employment Agreement between                  H     10.3
          Registrant and Gregory Barton dated
          July 21, 1998

10.33     Form of Partnership Agreement for             O     10.37
          WisdomTree Associates, L.P.

10.34     WisdomTree Capital Advisors, LLC              O     10.38
          Agreement dated November 1, 1995

10.35     Agreement between WisdomTree                  O     10.39
          Offshore L.T.D. and WisdomTree
          Capital Management, Inc. and
          WisdomTree Capital Advisors, LLC
          dated December 1, 1995

10.36     Office sublease, dated December 8,            L     10.41
          1995 between Registrant and Porter
          Novelli, Inc.

10.37     Office sublease, dated January 1996           L     10.42
          between the Registrant and VCH
          Publishers, Inc.

10.38     Lease, dated November 30, 1998                G     10.31
          between Registrant and 125 Broad Unit
          C LLC

                                                  Incorporated
                                                       by
                                                   Reference
Exhibit                                              from     No. in
Number    Description                               Document Document    Page
--------  ------------                             --------- --------   ------
10.39     Office Leaes, dated January 10, 1994          P     10.22
          between the Registrant and 333 7th
          Avenue Realty Co.

10.40     Agreement, dated as of June 2, 1999,          Q     10.1
          between Registrant, Kirlin Holding
          Corp. and VentureHighway.com Inc.

10.41     Stockholder Agreement, dated as of            Q     10.2
          June 2, 1999, between Registrant, Kirlin
          Holding Corp. and
          VentureHighway.com Inc.

10.42     Securities Purchase Agreement, dated as       Q     10.3
          of June 2, 1999, between Registrant and
          Kirlin Holding Corp.

11        Computation of (Loss) Income Per              G     11
          Share

21        Subsidiaries of the Registrant                G     21

23.1      Consent of Graubard Mollen & Miller           -      -
          (included in Exhibit 5.1)

23.2      Consent of Independent Auditors               -      -         Filed
          Deloitte & Touche LLP                                         Herewith

23.3      Consent of Independent Auditors Ernst         -      -         Filed
          & Young LLP                                                   Herewith

27.1      Financial Data Schedule March 31,             R     27
          1999

27.2      Financial Data Schedule June 30, 1999         R     27

27.3      Financial Data Schedule June 30, 1998         F     27

27.4      Financial Data Schedule June 30, 1997         F     27.3

99.1      Press Release, dated June 2, 1999             Q     99.1

---------------------

A.   Registrant's Form 10-Q for the quarter ended June 30, 1999.

B.   Registrant's Form S-18 (No. 33-43551-NY).

C.   Registrant's Form 8-K filed December 14, 1998.

D.   Registrant's Form 10-QSB filed 6/30/97.

E.   Schedule 13D filed on behalf of Jonathan Steinberg on 1/13/98.

F.   Registrant's Form 10-Q for the quarter ended June 30, 1998.

G.   Registrant's Form 10-K for the year ended December 31, 1998.

H.   Registrant's Form 10-Q for the quarter ended September 30, 1998.

I.   Registrant's Form10-Q for the quarter ended March 31, 1999.

J.   Registrant's Form 10-Q for the quarter ended March 31, 1998

K.   Registrant's Registration Statement on Form S-8 (File No. 33-72266).

L.   Registrant's Form 10-KSB for the year ended December 31, 1995.

M.   Registrant's Registration Statement on Form S-8 (File No. 333-17697).

N.   Registrant's Form 10-KSB for the year ended December 31, 1992.

O.   Registrant's Form 10-KSB for the year ended December 31, 1994.

P.   Registrant's Form 10-KSB for the year ended December 31, 1993.

Q.   Registrant's Form 8-K filed 6/16/99.

R. Filed only with electronic submission on Form 10-K in accordance with EDGAR requirement.

Item 17.          Undertakings

         (a)      The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               1. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               2. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               3. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the

Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   Signatures

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on October 29, 1999.

                                   Individual Investor Group, Inc.


                                   By:  /s/ Jonathan L. Steinberg
                                      -----------------------------------
                                       Jonathan L. Steinberg,
                                       Chief Executive Officer and Director


                                                 Power of Attorney

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jonathan L. Steinberg and Gregory E. Barton his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, including post-effective amendments, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                           Title                            Date

/s/ Jonathan L. Steinberg   Chief Executive Officer and        October 29, 1999
-------------------------   Director (Principal Executive
Jonathan L. Steinberg       Officer)

/s/ David Allen             Chief Financial Officer            October 29, 1999
-------------------------
David Allen

/s/ Henry G. Clark          Vice President - Finance           October 29, 1999
-------------------------   (Principal Accounting Officer)
Henry G. Clark

/s/ S. Christopher Meigher  Director                           October 29, 1999
------------------------
S. Christopher Meigher

/s/ Bruce L. Sokoloff       Director                           October 29, 1999
-------------------------
Bruce L. Sokoloff

/s/ Peter M. Ziemba         Director                           October 29, 1999
-------------------------
Peter M. Ziemba